Filed by Gramercy Property Trust Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chambers Street Properties

S-4 No.: 333-206871

Date: December 15, 2015

521 Fifth Avenue	212.297.1000	NYSE: GPT
30th Floor	www.gptreit.com
New York, NY 10175

Dated:   December 14, 2015

NOTICE TO THE HOLDERS AND TRUSTEE OF

GPT PROPERTY TRUST LP

3.75% EXCHANGEABLE SENIOR NOTES DUE 2019

(CUSIP No.: 36197S AA3)

Reference is made to that certain Indenture, dated March 24, 2014 (“Indenture”), by and among GPT Property Trust LP (“Gramercy OP”), as issuer, Gramercy Property Trust Inc. (“Gramercy”), as guarantor, and U.S. Bank National Association, as Trustee and initial Exchange Agent, with respect to Gramercy OP’s 3.75% Exchangeable Senior Notes due 2019 (the “Notes”).  Capitalized terms used but not defined in this notice shall have the meanings ascribed to such terms in the Indenture.  A copy of the Indenture was included as Exhibit 4.1 to Gramercy’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on March 24, 2014.

On July 1, 2015, Gramercy entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chambers Street Properties, a Maryland real estate investment trust (“Chambers Street”), and Columbus Merger Sub, LLC, a Maryland limited liability company and indirect wholly owned subsidiary of Chambers Street (“Merger Sub”), pursuant to which Gramercy will be merged with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity of the Merger.  Pursuant to the terms and conditions in the Merger Agreement, at the effective time of the Merger, each share of Gramercy common stock, par value $0.001 per share (“Gramercy Common Stock”) issued and outstanding immediately prior to the effective time will be converted into the right to receive 3.1898 validly issued, fully paid and nonassessable Chambers Street common shares of beneficial interest, par value $0.01 per share (“Chambers Street Common Stock”).  Following the consummation of the Merger, the Notes will be exchangeable for shares of Chambers Street Common Stock, which will be listed on the New York Stock Exchange.  The anticipated effective date of the Merger is December 17, 2015 pending approval by Gramercy’s stockholders and Chamber Street’s shareholders as well as customary closing conditions.

Notice is hereby given that neither Gramercy OP nor Chambers Street will withhold any tax under Section 1445 of the Internal Revenue Code of 1986, as amended, in connection with the exchange of Gramercy Common Stock for Chambers Street Common Stock at the effective time of the Merger.

The above statement is merely a factual statement and does not constitute tax advice.  Holders of the notes should consult their own tax advisor regarding the tax consequences of the Merger.  This notice also will constitute notice under any other section of the Indenture, to the extent notice is required under such section, and this notice satisfies such requirements.

The Merger is subject to various closing conditions as identified further in the Merger Agreement, and therefore, the Merger may not be completed on the anticipated effective date referenced above, or at all.  If the Merger is not completed, holders will not receive Chambers Street Common Stock.

In the event of any conflicting information in this Notice and the Indenture, the information in the Indenture will control.  Holders of the Notes should not assume that the information in this Notice is accurate as of any date other than the date hereof.  Holders of the Notes should direct any questions concerning this notice to Gramercy by calling Investor Relations at (212) 297-1000.

The above-referenced CUSIP number is included solely for the convenience of the Holders of the Notes.  No representation is made as to the correctness of such number either as included in this notice or as printed on the Notes.

GRAMERCY PROPERTY TRUST LP

December 14, 2015

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Chambers Street Properties (“Chambers Street”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a definitive joint proxy statement of Chambers Street and Gramercy Property Trust Inc. (“Gramercy”) that also constitutes a definitive prospectus of Chambers Street.  Gramercy and Chambers Street have mailed the definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of Chambers Street.  This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Gramercy or Chambers Street may file with the SEC and send to Gramercy’s stockholders and/or Chambers Street’s shareholders in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS OF GRAMERCY AND CHAMBERS STREET ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Gramercy or Chambers Street through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Gramercy are also available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at (212) 297-1000. Copies of the documents filed with the SEC by Chambers Street are also available free of charge on Chambers Street’s website at www.chambersstreet.com or by contacting Chambers Street’s Investor Relations Department at (609) 806-2682.

Gramercy, Chambers Street, their respective directors/trustees and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC.  Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015, and other filings filed with the SEC. Information about the trustees and executive officers of Chambers Street is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015, and other filings filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is also included in the preliminary proxy statement and other relevant materials filed with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed transaction between Chambers Street and Gramercy, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, any future dividends or financial results, and any other statements regarding Chambers Street and Gramercy’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with the parties’ ability to obtain the required shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties’ and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for our properties, (v) risks associated with acquisitions, (vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Chambers Street and Gramercy from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.